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                            April 28, 2023

       Ivonne Windmuller Palacio
       Chief Financial Officer
       Almacenes Exito S.A.
       Carrera 48 No. 32B Sur - 139
       Avenida Las Vegas
       Envigado, Colombia

                                                        Re: Almacenes Exito
S.A.
                                                            Amendment No. 1 to
Draft Registration Statement on Form 20-F
                                                            Submitted April 3,
2023
                                                            CIK No. 0001957146

       Dear Ivonne Windmuller Palacio:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-20 submitted April 3, 2023

       Item 3. Key Information
       D. Risk Factors
       "High rates of inflation . . . ", page 20

   1. We note your response to comment 3. Please further revise your disclosure here, and elsewhere as
appropriate, to update the data on inflation to cover 2022 and any relevant periods in 2023, as
well as including specific information on economic measures, such as reduced consumer
spending, where material. Ensure that your disclosure is consistent in presenting such data.
For example, you disclose that "inflation increased by 0.19% in
                                                        2021, as compared to
2020," however, your disclosure also states that "the measure of
 Ivonne Windmuller Palacio
FirstName
AlmacenesLastNameIvonne   Windmuller Palacio
             Exito S.A.
Comapany
April       NameAlmacenes Exito S.A.
       28, 2023
April 228, 2023 Page 2
Page
FirstName LastName
         inflation, for the years ended December 31, 2021 and 2020 was 5.62% and 1.61%, respectively," indicating that inflation in Colombia increased by more than 0.19%.
2. Please revise this risk factor to state specifically how inflationary pressures have impacted your business and results of operations, including your costs and expenses, and provide specific examples of such impact. Quantify the impact for recent periods, to the extent practicable. Please also identify the actions you have taken, or plan to take, to mitigate inflationary pressures. We note, for example, your reference to price increases. In your related discussion in "Item 5. Operating and Financial Review and Prospects," elaborate upon how "inflationary hikes" could affect you in the short- and long-term, including the impact on your working capital needs if your margins are ultimately compressed moving forward in the event that you are not able to pass on price increases to your customers. In this regard, we note your disclosure that "we cannot guarantee that we will be able to pass on price increases to our customers, in the event of further inflation hikes, which could have a material adverse effect on us." Refer to Items 5.B and 5.D of Form 20-F.
"Exchange rate volatility may adversely affect . . . ", page 21

3. We note your revised disclosure in response to comment 4. Please further revise this risk factor to include recent data regarding the exchange rate between the Colombian peso and the U.S. dollar, as we note the continued depreciation of the Colombian peso against the
         U.S. dollar after 2021. Please provide examples of how this depreciation impacts the presentation of your revenues when expressed in U.S. dollars, and include a specific example so that investors understand the impact.
Item 5. Operating and Financial Review and Prospects
Revenue from contracts with customers
Low-cost & other, page 70

4. Please quantify the increase in revenue resulting from the sales of the 18 new Super Inter
         Vecino stores. Refer to item 5 of Form 20-F.
Audited Consolidated Financial Statements as of and for the years ended December 31, 2021 and
2020
Note 1.2. Subsidiaries with material non-controlling interests, page F-18

5. We note your revised disclosure in Note 1.1 in response to comment 21. Please tell us why you have not revised the percentage of equity interest held by non-controlling interests to correspond to the changes made in Note 1.1.
Put options on the holders of non-controlling interests, page F-25

6. We note your response and revised disclosure to comment 23. Please address the following:
             Tell us when the put on the Grupo Disco non-controlling interest
(NCI) was
              originally issued and the accounting applied for initial recognition.
 Ivonne Windmuller Palacio
Almacenes Exito S.A.
April 28, 2023
Page 3
             Disclose the key terms and provisions of the put on Grupo Disco NCI, including whether there is any maturity date.
             Tell us whether you have any voting, decision making or dividend rights to the shares held by the NCI holder.
             You state that you determine the amounts that would have been recognized for NCI, including the allocation of profit and loss. Clarify if you are recording the NCI allocation of profit and loss in your income statement.
             Provide us with the associated accounting entries made at the end of the 2021 and
           2020 reporting period. Also, reconcile the entry activity to the changes in fair value of put option on non-controlling interests and other movements line item in the
           statement of changes in equity and explain any differences.
             Disclose that the IASB is considering the accounting for written puts on NCI as part of its project on Financial Instruments with Characteristics of Equity and thus there may be changes in the accounting going forward pending resolution of the standard setting project.
General

7.    Please update your financial statements in accordance with Item 8 of Form
20-F.
       You may contact Amy Geddes at 202-551-3304 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Erin Jaskot at 202-551-3442 with any other questions.



                                                            Sincerely,
FirstName LastNameIvonne Windmuller Palacio
                                                            Division of
Corporation Finance
Comapany NameAlmacenes Exito S.A.
                                                            Office of Trade &
Services
April 28, 2023 Page 3
cc:       Karen Katri
FirstName LastName